As filed with the Securities and Exchange Commission on May  7, 2007
                                                     Registration No. 333-142360
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   NESTLE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Nestle USA, Inc.
                            800 North Brand Boulevard
                               Glendale, CA 91203
                             Attention: Don Gosline

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         -------------------------------

                                   Copies to:

John T. Gaffney, Esq.         Patricia Brigantic, Esq.    Hans Peter Frick, Esq.
Cravath, Swaine & Moore LLP   Citibank, N.A.              Nestle S.A.
Worldwide Plaza               388 Greenwich Street,       Av. Nestle 55
825 Eighth Avenue             17th Floor                  CH-1800 Vevey
New York, New York  10019     New York, New York  10013   Switzerland

                         -------------------------------

        It is proposed that this filing become effective under Rule 466:
                                      |_| immediately upon filing.
                                      |_| on (Date) at (Time).

        If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Proposed Maximum
                                                                        Aggregate Offering       Proposed Maximum         Amount of
    Title of Each Class of                          Amount to be              Price                  Aggregate          Registration
 Securities to be Registered                       Registered(2)           Per Unit(1)          Offering Price(3)           Fee(4)
------------------------------------------------------------------------------------------------------------------------------------
American  Depositary Shares, each                  100,000,000                 $5.00                $5,000,000.00          $460.50
representing one-fourth (1/4) of one (1)
registered share, nominal value CHF 1 per
share, of Nestle S.A.
------------------------------------------------------------------------------------------------------------------------------------

(1)   Each unit represents 100 American Depositary Shares.
(2) The number of American Depositary Shares registered has been reduced by this post-effective amendment from 300,000,000 to 100,000,000.
(3) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.
(4)   Previously paid.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                  PART I -- INFORMATION REQUIRED IN PROSPECTUS

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                   Location in Form of ADR
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1. Name of the depositary and the address of its                   Face of ADR - Introductory Paragraph.
   principal executive office.

2. Title of the American depositary receipts and                   Face of ADR - Top center.
   identity of deposited security.

   Terms of Deposit:

(a) the amount of deposited securities represented by              Face of ADR - Upper right corner.
    one unit of American depositary share;

(b) the procedure, if any, for voting the deposited                Reverse of ADR - Sections (16) and (17).
    securities;

(c) the procedure for collecting and distributing                  Reverse of ADR - Section (14).
    dividends;

(d) the procedures for transmitting notices, reports               Face of ADR - Section (13).
    and proxy soliciting material;                                 Reverse of ADR - Section (16).

(e) the sale or exercise of rights;                                Reverse of ADR - Sections (14) and (16).

(f) the deposit or sale of securities resulting from               Face of ADR - Sections (3) and (6); Reverse of
    dividends, splits or plans of reorganization;                  ADR - Sections (14) and (18).

(g) amendment, extension or termination of the                     Reverse of ADR - Sections (22) and (23) (no
    deposit arrangements;                                          provision for extensions).

(h) the rights that holders of American depositary                 Face of ADR - Section (13).
    receipts have to inspect the books of the
    depositary and the list of receipt holders;

                                                                   Location in Form of ADR
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
(i) restrictions on the right to transfer or withdraw              Face of ADR - Sections (2), (3), (4), (6), (7),
    the underlying securities; and                                 (9) and (10).

(j) limitations on the depositary's liability.                     Face of ADR - Section (7);
                                                                         Reverse of ADR - Sections (19) and (20).

3. Fees and charges that a holder of American                      Face of ADR - Section (10).
   depositary receipts may have to pay, either directly
   or indirectly.

ITEM 2. AVAILABLE INFORMATION                                      Face of ADR - Section (13).

Nestle S.A. (the "Company") furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Switzerland or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt (the "ADR") included as Exhibit A to the form of Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment to Registration Statement on Form F-6 and is incorporated herein by reference.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

            (a)(i) Form of Second Amended and Restated Deposit Agreement, dated as of ____, 2007, by and among the Company, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued thereunder (including the form of ADR to be issued thereunder). Filed herewith as Exhibit (a)(i).

            (a)(ii) Amended and Restated Deposit Agreement, dated as of June 15, 2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder (including the form of ADR to be issued thereunder). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (Reg. No. 333-142360), filed with the Commission on April 25, 2007.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

            (c)(i) Form of Amended and Restated Rule 144A Deposit Agreement, dated June ____, 2004, by and among the Company, Citibank, N.A., as Rule 144A depositary (the "144A Depositary"), and all Holders and Beneficial Owners of Rule 144A American Depositary Shares issued thereunder. Previously filed as Exhibit (c)(i) to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.

            (c)(ii) Form of Letter Agreement, June ____, 2004, by and between the Company and Citibank, N.A. as the Depositary and the Rule 144A Depositary. Previously filed as Exhibit (c)(ii) to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.

            (d) Opinion of Patricia Brigantic, counsel for the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

            (e) Rule 466 Certification. None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed as Exhibit (f) to Registration Statement on Form F-6 (Reg. No. 333-142360), filed with the Commission on April 25, 2007.

ITEM 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 15, 2004, as proposed to be amended and restated by the form of the Second Amended and Restated Deposit Agreement, dated as of [o], 2007 (as may be so amended, the "Deposit Agreement"), by and among Nestle S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of May, 2007.

                            Legal entity created by the Amended and Restated Deposit Agreement, dated as of June 15, 2004, as proposed to be amended by the form of the Second Amended and Restated Deposit Agreement, dated as of [o], 2007, for the issuance of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth (1/4) of one (1) registered share, nominal value CHF 1 per share, of Nestle S.A.

                            CITIBANK, N.A., solely in its capacity as Depositary


                            By: /s/ Emi Mak
                                ------------------------------------------------
                            Name: Emi Mak
                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Nestle S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vevey, Country of Switzerland, on the 7th day of May, 2007.

                            NESTLE S.A.,
                            By: /s/ David P. Frick
                                ------------------------------------------------
                            Name: David P. Frick
                            Title: Member Executive Board

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 7, 2007:

Name                                 Title
----                                 -----


*                                    Chairman of the Board of Directors
-----------------------------        and Chief Executive Officer (Principal
Peter Brabeck-Letmathe               Executive Officer)


*                                    1st Vice Chairman of the Board of Directors
-----------------------------
Andreas Koopmann


*                                    2nd Vice Chairman of the Board of Directors
-----------------------------
Rolf Hanggi


                                     Director
-----------------------------
Edward George (Lord George)

*                                    Director
-----------------------------
Kaspar Villiger

*                                    Director
-----------------------------
Jean-Pierre Meyers

*                                    Director
-----------------------------
Peter Bockli

*                                    Director
-----------------------------
Andre Kudelski


                                     Director
-----------------------------
Daniel Borel

*                                    Director
-----------------------------
Carolina Muller-Mohl


*                                    Director
-----------------------------
Gunter Blobel


*                                    Director
-----------------------------
Naina Lal Kidwai


                                     Director
-----------------------------
Jean-Rene Fourtou


*            Director
-----------------------------
Steven George Hoch


*                                    Chief Financial Officer (Principal
-----------------------------        Financial and Accounting Officer)
Paul Polman


*                                    Authorized Representative in
-----------------------------        the United States
Don Gosline


*By: /s/Hans Peter Frick             Attorney-in-Fact
     ------------------------
     Hans Peter Frick

                                Index to Exhibits

Exhibit        Document                               Sequentially Numbered Page
-------        --------                               --------------------------

(a)(i)         Form of the Second Amended and
               Restated Deposit Agreement, dated
               ____, 2007

(a)(ii)        Amended and Restated Deposit
               Agreement, dated as of June 15, 2004*

(c)(i)         Form of Amended and Restated Rule
               144A Deposit Agreement, dated June
               ____, 2004**

(c)(ii)        Form of Letter Agreement, dated June
               ____, 2004**

(d)            Opinion of counsel for the Depositary

(f)            Power of Attorney*

* Previously filed as an exhibit to Registration Statement on Form F-6 (Reg. No. 333-142360), filed with the Commission on April 25, 2007.

** Previously filed as an exhibit to the Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No. 333-114927), filed with the Commission on June 14, 2004.